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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 N Main St
(No. and Street)

Minot (City) ND (State) 58703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Carlson 701.857.0267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

1999 Broadway Suite 4000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Financial Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

President

Title

Notary Public

ELIZABETH COLBY
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
June 20, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
CAPITAL FINANCIAL HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2016 AND 2015

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

TABLE OF CONTENTS

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Capital Financial Services, Inc.

We have audited the accompanying statements of financial condition of Capital Financial Services, Inc. (the "Company") as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Capital Financial Services, Inc.'s financial statements. The Supplemental Information is the responsibility of Capital Financial Services, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hein & Associates LLP

Denver, Colorado
February 28, 2017

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

ASSETS

		2016		2015
CURRENT ASSETS				
Cash and cash equivalents	$	714,155	$	628,543
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2016 and 2015)		1,927,908		1,764,864
Prepaid assets		16,960		66,518
Total current assets	$	2,659,023	$	2,459,925
PROPERTY AND EQUIPMENT	$	373,456	$	360,338
Less accumulated depreciation		(271,206)		(227,863)
Net property and equipment	$	102,250	$	132,475
OTHER ASSETS				
Severance escrow	$	240,507	$	240,267
Clearing deposits		175,279		175,279
Total other assets	$	415,786	$	415,546
TOTAL ASSETS	$	3,177,059	$	3,007,946

LIABILITIES AND STOCKHOLDER'S EQUITY

		2016		2015
CURRENT LIABILITIES				
Commissions payable	$	2,027,962	$	1,712,109
Accounts payable & accrued expenses		69,519		79,992
Total current liabilities	$	2,097,481	$	1,792,101
TOTAL LIABILITIES	$	2,097,481	$	1,792,101
Commitments and contingencies – Note 3 and 7				
STOCKHOLDER'S EQUITY				
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$	5,000	$	5,000
Capital contribution from parent		243,392		178,392
Retained earnings		831,186		1,032,453
TOTAL STOCKHOLDER'S EQUITY	$	1,079,578	$	1,215,845
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,177,059	$	3,007,946

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
INCOME		
Commission and underwriting income	$ 15,946,037	$ 17,746,896
Advisory fee income	1,227,001	1,154,082
Other income	53,791	77,233
Other fee income	335,122	269,325
Total income	$ 17,561,951	$ 19,247,536
EXPENSES		
Commission expense	$ 14,987,254	$ 16,610,792
Professional fees	259,588	313,419
Settlement payments	250,779	249,382
Advertising, printing and postage	30,261	22,744
Dues, fees, and registrations	136,742	67,264
Compensation and benefits	1,276,536	1,166,844
Rent	86,200	81,984
Travel	18,794	14,302
Phone	43,996	44,866
Office and computer supplies	17,896	26,335
Depreciation	44,558	40,652
Other expenses	132,196	79,789
Total expenses	$ 17,284,800	$ 18,718,373
INCOME OF CONTINUING OPERATIONS	$ 277,151	$ 529,163
INCOME TAX EXPENSE	$ (108,643)	$ (207,432)
NET INCOME	$ 168,508	$ 321,731

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2015	$ 5,000	$ 178,392	$ 1,025,370	$ 1,208,762
Net income	-	-	321,731	321,731
Dividends	-	-	(314,648)	(314,648)
Balance, December 31, 2015	$ 5,000	$ 178,392	$ 1,032,453	$ 1,215,845
Net income	-		168,508	168,508
Capital contribution from parent	-	65,000	-	65,000
Dividends	-		(369,775)	(369,775)
Balance, December 31, 2016	$ 5,000	$ 243,392	$ 831,186	$ 1,079,578

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

		2016		2015
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	168,508	$	321,731
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		44,558		40,652
Effects on operating cash flows due to changes in:				
Prepaid assets		49,558		(25,742)
Accounts and commissions receivable		(163,044)		213,618
Commissions payable		315,853		(191,772)
Other liabilities		(10,473)		(88,593)
Net cash provided by operating activities	$	404,960	$	269,894
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment	$	(14,333)	$	(28,431)
Net cash used by investing activities		(14,333)		(28,431)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital contribution from parent		65,000		-
Dividends		(369,775)		(314,648)
Net cash used by financing activities	$	(304,775)	$	(314,648)
NET DECREASEIN CASH AND CASH EQUIVALENTS	$	85,852	$	(73,185)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		868,810		941,995
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	954,662	$	868,810
RECONCILIATION OF CASH AND CASH EQUIVALENTS				
Cash	$	714,155	$	628,543
Severance Escrow		240,507		240,267
Net cash	$	954,662	$	868,810
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes	$	4,010	$	1,275

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"). CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Clearing Deposits – The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions Revenue - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized ratably over the period received. This amount is included under commissions on the income statement.

Advisory Fee Revenue - These fees are determined based on a percentage of the customer's assets under sponsor management or a flat fee, may be billed monthly or quarterly and recognized ratably over the period earned.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2016 and 2015 was $44,558 and $40,652, respectively.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal and state income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed. The Company has not recorded any liabilities, or interest and penalties, as of December 31, 2016. The income tax expense booked for 2016 in CFS was $108,643.

Severance Escrow – The Company has voluntarily elected to put into place a contingent Severance Benefit Package for its employees. The package has an annual expiration date of August 1st, and can be renewed by the board of CFS. The funds for this package have been placed into an account specifically designated for these funds.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash, accounts receivables, accounts payable and accrued expense obligations. The carrying value of the Company's financial instruments approximate their fair value due to the short-term nature of their underlying terms.

Concentration of Credit Risk - The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

Impact of Newly Issued and Proposed Accounting Standards –

ASU 2016-12—*Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients* – The amendments in this update affect the guidance in ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, defers the effective date of update 2014-09 by one year. ASU 2014-09 is effective in the Company's first quarter of fiscal 2018. The Company is currently assessing the potential impact of update, which is not expected to be material.

ASU 2016-15—*Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments* –This amendment becomes effective for public companies for fiscal years beginning after December 15, 2017. The pronouncement would impact the presentation of certain items on the statement of cash flows including debt prepayment or debt extinguishment costs, settlement of zero coupon debt instruments, contingent

consideration payments made after a business combination, proceeds from the settlement of insurance claims and/or corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. Should the Company have any of the aforementioned items, they would be presented on the statement of cash flows in accordance to ASU 2016-15. Early adoption is permitted, but the entity must adopt all of the amendments in the same period. The Company is currently assessing the requirements of this guidance, but doesn't foresee a reporting impact on the Company.

ASU 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) - The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently assessing the requirements of this guidance and has not yet determined the potential impact.

ASU 2017-01—*Business Combinations (Topic 805): Clarifying the Definition of a Business* - Under the current implementation guidance in Topic 805, there are three elements of a business—inputs, processes, and outputs. While an integrated set of assets and activities (collectively referred to as a "set") that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. The amendments in this Update provide a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. The amendments provide a framework to assist entities in evaluating whether both an input and a substantive process are present. The framework includes two sets of criteria to consider that depend on whether a set has outputs. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the Board has developed more stringent criteria for sets without outputs. Lastly, the amendments in this Update narrow the definition of the term *output* so that the term is consistent with how outputs are described in Topic 606. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. The Company is currently assessing the requirements of this guidance and has not yet determined the potential impact.

NOTE 2 – **RULE 4110 (c)(1)**

The Company operates under the provision of FINRA Rule 4410 (c)(1) and, accordingly, the member is restricted from withdrawing equity capital for a period of one year from the date such equity capital is contributed, unless otherwise permitted by FINRA in writing. Subject to the requirements of paragraph (c)(2) of this Rule, this paragraph shall not preclude a member from withdrawing profits earned. On December 28, 2016 the board of the holding company of Capital Financial Services, Inc. approved capital contribution in the amount of $65,000 to be transferred to the Company. The funds are presented on the balance sheet under capital contribution in order to comply with Rule 4410 (c)(1).

NOTE 3 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 4 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $400,209, which was $256,422 in excess of its minimum required net capital of $143,787. The Company's net capital ratio was to 5.4 to 1. The net capital reported does not differ from the supplemental schedule included in this filing.

NOTE 5 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2016 and 2015 included 12b-1 receivables of $1,181,413 and $1,159,310, respectively. The Company's receivables as of December 31, 2016 and 2015 also included investment advisory receivables of $287,468 and $262,910, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. The Company's commissions payable as of December 31, 2016 and 2015 were $2,027,962 and $1,712,109 respectively. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company and the commissions payable accrual, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 6 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc. and Capital Financial Holdings, Inc. are summarized below:

		2016		2015
Compensation and benefits paid to Capital Financial Holdings, Inc.	$	60,085	$	57,228
Capital contribution from Capital Financial	$	65,000	$	-

Holdings, Inc.				
Dividends paid to Capital Financial Holdings, Inc.	$	369,775	$	314,648
Corporate overhead paid to Capital Financial Holdings, Inc.	$	10,852	$	11,140
*Rent paid to Capital Financial Holdings, Inc.	$	73,953	$	70,962

* CFS has a lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $6,250. This amount became effective April 1, 2016 and remains in effect until April 1, 2018. The lease renewal amount has not been determined as of December 31, 2016.

NOTE 7 – **OPERATING LEASES**

The Company had various leases for office equipment and rent that were to expire over the next several years through 2018. The total rent expense for office equipment leases was $10,410 and $10,222 for December 31, 2016 and 2015 respectively. For additional information regarding lease agreements of the Company see Note 6 – Related Party Transactions.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2016.

Years ending December 31,		
2017	$	87,731
2018		21,300
2019		1,200
2020		1,200
2021		1,200
Total minimum future rental payments	$	112,631

NOTE 8 – **LITIGATION**

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. Issuers of certain alternative products sold by the Company are in Bankruptcy or may have other financial difficulties. As a result of such alleged failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to several legal and/or arbitration proceedings. These proceedings include customer suits, investments alleged to be unsuitable, and bankruptcies and other issues brought by claimants. The Company vigorously contests the allegations of the various proceedings and believes that there are multiple meritorious legal and fact based defenses in these matters. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. The current proceedings are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or

range of loss that may result from the outcome of these cases; however, results in these cases that are against the interests of the Company could have a severe negative impact on the financial position of the Company. As of December 31, 2016, the Company is a defendant in one on-going suits or arbitrations as discussed above. The Company expects to vigorously defend and ultimately prevail in this case. On December 21, 2016, the Company made a settlement payment in the amount of $200,000 for a case that was on-going in 2016.

On April 5, 2011, several broker-dealers and their principals/officers, including the Company and John Carlson, President and Chief Compliance Officer, filed a lawsuit in the Superior Court of California for Orange County against Mayer Hoffman McCann, P.C. ("Mayer Hoffman") captioned Signature Financial Group, Inc., et al, ("Signature") v. Mayer Hoffman McCann, P.C., et al). The lawsuit arose out of reviews of the financial statements of Medical Capital Holdings, Inc. ("Medical Capital") by Mayer Hoffman. In June 2009, Medical Capital was sued by the U.S. Securities and Exchange Commission ("SEC" or "Commission"), a finding was made that Medical Capital was conducting a "Ponzi scheme" and a receiver was appointed to liquidate Medical Capital. The plaintiffs in the Signature lawsuit are broker-dealers and principals of broker-dealers that sold Medical Capital investments to their clients. These plaintiffs sought to recover damages from Mayer Hoffman for the losses and expenses they incurred as a result of the Medical Capital financial deceptions and resulting expenses and losses to the plaintiffs. Specific claims asserted and relief requested included fraud-intentional misrepresentation of fact/concealment of fact; negligent misrepresentation; equitable indemnity and declaratory relief. On September 23, 2014, the Plaintiffs entered into a Confidential Settlement and Mutual Release Agreement (the "Settlement Agreement") with Mayer Hoffman and entities affiliated with Mayer Hoffman to settle the Plaintiffs' claims against Mayer Hoffman and all affiliated parties of Mayer Hoffman. The parties acknowledged that as between the Company and Mr. Carlson, one hundred percent (100%) of the settlement proceeds paid to them was for the alleged damage or harm to goodwill (and loss of goodwill). The settlement proceeds were received on December 4, 2014 and charged against goodwill carried on the consolidated financial statements of Capital Financial Holdings, Inc., the parent of the Company. In a matter related to the Settlement Agreement, on or about October 6, 2014, the Company filed a lawsuit seeking declaratory judgment against its former errors and omission insurance carrier - Arch Specialty Insurance Company ("Arch") - in the Circuit Court of Wisconsin for Milwaukee County (Capital Financial Services, Inc. v. Arch Specialty Insurance Company). On or about November 24, 2014, Arch filed counterclaims against the Company. The actions were for declaratory relief in connection with a dispute over whether Arch was entitled to any portion of the settlement proceeds that the Company received in exchange for dismissing the lawsuit with Mayer Hoffman. On approximately September 14, 2016 the Company and Arch agreed to settle the matter, on October 14, 2016 a Stipulation and Order for Dismissal was filed with the Court and on October 24, 2016 the Court entered an order dismissing the case, including all claims, counterclaims and third party claims with prejudice with no costs assessed to any party.

NOTE 9 – **SUBSEQUENT EVENTS**

None. Subsequent events have been evaluated through February 28, 2017.

Supplementary Information

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016 AND 2015

		2016	2015
NET CAPITAL			
Total stockholders' equity	$	1,079,578	1,215,845
Less non-allowable assets:			
Prepaid assets		16,960	66,518
Property and equipment		102,250	132,476
Other deductions		4,217	4,176
Other assets		240,507	240,267
Accounts and commissions receivable		315,435	275,912
Net capital	$	400,209	496,496
AGGREGATE INDEBTEDNESS			
Commissions and fees payable	$	2,027,962	1,712,109
Accrued expenses		69,519	79,992
Other unrecorded amounts		59,321	112,790
Total aggregate indebtedness	$	2,156,802	1,904,891
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirements[1]	$	143,787	126,993
Ratio: Aggregate indebtedness to net capital		5.4 to 1	3.8 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION			
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	400,209	496,496

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $50,000.

A reconciliation to Form X-17A-5 is not required because there are no material differences.

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
EXEMPTION REPORT DECEMBER 31, 2016

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company promptly transmits customer funds or securities to its clearing firm. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

We, as members of management of Capital Financial Services, Inc., (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2016 to December 31, 2016 without exception.

John Carlson
President, Chief Compliance Officer

February 21, 2017

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Capital Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Capital Financial Services, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Capital Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (b) Capital Financial Services, Inc. stated that Capital Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year. Capital Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Hein & Associates LLP

Denver, Colorado
February 28, 2017

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Capital Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS REPORT) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Denver, Colorado
February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2403*********************MIXED AADC 220
25203 FINRA DEC
CAPITAL FINANCIAL SERVICES INC
1 MAIN ST N
MINOT ND 58703-3109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Carlson
701.857.0267

2. A. General Assessment (item 2e from page 2) $ 11,106

B. Less payment made with SIPC-6 filed (exclude interest) (4,947)

07/22/16
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 6,159

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,159

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 6,159

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & CCO
(Title)

Dated the 20 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,561,951
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	12,640,186
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Limited Partnerships, etc (Deductions in excess of $100,000 require documentation)	479,378
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	13,119,564
2d. SIPC Net Operating Revenues	$ 4,442,387
2e. General Assessment @ .0025	$ 11,106
	(to page 1, line 2.A.)

Capital Financial
Services, Inc.
1 Main Street North
Minot ND 58703

Memo

From: Elizabeth Colby

Date: February 28, 2017

RE: **Year-End audited financial statements for Capital Financial Services, Inc CRD#8408**

Please find the enclosed copy of our 2016 Audited Financials for Capital Financial Services, Inc. If you have any questions or need additional information, please call me at 701-857-0269 or email ecolby@cfsbd.com.

Sincerely

Elizabeth Colby
Capital Financial Services, Inc.